Form 1
Page 1
Execution
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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

Date filed (MM/DD/YY): 06/20/17

OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

17002614

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 5-A, Princeton, NJ 08540

SEC
Mail Processing
Section
JUN 21 2017
Washington DC
412

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
609-897-7315

2017 JUN 21 PM 2:52
SEC / TM
RECEIVED

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
Miami International Securities Exchange, LLC
7 Roszel Road, Suite 5-A
Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: June 20, 2017

By: [signature]
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 20th day of June, 2017.

[signature]
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Exhibit M

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Response:

Attached is a list of the members of the Exchange as of June 20, 2017, including the information set forth in items 1-6 above.

MIAX Options®

MEMBER FIRMS

Total Firms 44 **As of June 20, 2017**

ABN AMRO CLEARING CHICAGO LLC				Approval Date: 3/7/2013
175 West Jackson Blvd., Ste. 400				**MIAX Membership Activities:**
Chicago	IL	60604	Tele #: (312) 604-8000	ELECTRONIC EXCH. MEMBER: CLEARANCE
AKUNA SECURITIES LLC				Approval Date: 4/17/2017
333 S. Wabash Avenue, Suite 2600				**MIAX Membership Activities:**
Chicago	IL	60604	Tele #: (312) 994-4640	REGULAR MARKET MAKER
APEX CLEARING CORPORATION				Approval Date: 11/18/2015
350 N. St. Paul, Suite 1300				**MIAX Membership Activities:**
Dallas	TX	75201	Tele #: (214) 765-1100	ELECTRONIC EXCH. MEMBER: CLEARANCE
BARCLAYS CAPITAL INC.				Approval Date: 12/7/2012
745 Seventh Avenue				**MIAX Membership Activities:**
New York	NY	10019	Tele #: (212) 526-7000	ALL MEMBERSHIPS
BMO CAPITAL MARKETS CORP.				Approval Date: 10/10/2014
3 Times Square, 27th Floor				**MIAX Membership Activities:**
New York	NY	10036	Tele #: (212) 885-4000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
BNP PARIBAS SECURITIES CORP.				Approval Date: 4/21/2014
787 Seventh Avenue				**MIAX Membership Activities:**
New York	NY	10019	Tele #: (212) 841-2000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CITADEL SECURITIES LLC				Approval Date: 12/7/2012
131 South Dearborn Street				**MIAX Membership Activities:**
Chicago	IL	60603	Tele #: (312) 395-2100	PRIMARY LEAD & LEAD MARKET MAKER/EEM: ORDER FLOW
CITI ORDER ROUTING AND EXECUTION, LLC				Approval Date: 12/7/2012
11 Ewall Street				**MIAX Membership Activities:**
Mt. Pleasant	SC	29464	Tele #: (843) 789-2080	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
COMPASS PROFESSIONAL SERVICES, LLC				Approval Date: 12/7/2012
111 W. Jackson Blvd., 20th Fl.				**MIAX Membership Activities:**
Chicago	IL	60604	Tele #: (312) 692-5000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CREDIT SUISSE SECURITIES (USA) LLC				Approval Date: 12/7/2012
11 Madison Avenue, 3rd Floor				**MIAX Membership Activities:**
New York	NY	10010	Tele #: (212) 325-2000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CUTLER GROUP, LP				Approval Date: 11/2/2015
101 Montgomery Street, Ste. 700				**MIAX Membership Activities:**
San Francisco	CA	94104	Tele #: (415) 293-3956	REGULAR MARKET MAKER/EEM: ORDER FLOW
DASH FINANCIAL TECHNOLOGIES LLC				Approval Date: 12/7/2012
311 S. Wacker Drive, Ste. 1000				**MIAX Membership Activities:**
Chicago	IL	60606	Tele #: (847) 550-1730	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
DEUTSCHE BANK SECURITIES INC.				Approval Date: 1/25/2013
60 Wall Street				**MIAX Membership Activities:**
New York	NY	10005	Tele #: (212) 250-2500	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
DRW SECURITIES, L.L.C.				Approval Date: 8/31/2015
540 West Madison, Ste. 2500				**MIAX Membership Activities:**
Chicago	NY	60661	Tele #: (312) 542-3231	ELECTRONIC EXCH. MEMBER: ORDER FLOW

GLOBAL EXECUTION BROKERS, LP 401 City Avenue, Ste. 200 Bala Cynwyd PA 19004	Tele #: (610) 617-2600	Approval Date: 12/7/2012 **MIAX Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW
GOLDMAN SACHS & CO. LLC 200 West Street New York NY 10282	Tele #: (212) 902-1000	Approval Date: 1/15/2013 **MIAX Membership Activities:** ALL MEMBERSHIPS
GROUP ONE TRADING LP 440 South La Salle, Ste. 3232 Chicago IL 60605	Tele #: (312) 347-8864	Approval Date: 10/20/2014 **MIAX Membership Activities:** ALL MARKET MAKER CLASSES/EEM: ORDER FLOW
HILLTOP SECURITIES INC. 1201 Elm Street, Ste. 3500 Dallas TX 75270	Tele #: (214) 859-1800	Approval Date: 2/8/2013 **MIAX Membership Activities:** ELECTRONIC EXCH. MEMBER: CLEARANCE
HRT FINANCIAL LLC 32 Old Slip, 30th Floor New York NY 10005	Tele #: (212) 293-1444	Approval Date: 3/29/2017 **MIAX Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW
IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS 233 South Wacker Drive, #4300 Chicago IL 60606	Tele #: (312) 244-3300	Approval Date: 8/26/2014 **MIAX Membership Activities:** ALL MARKET MAKER CLASSES
INSTINET, LLC 309 West 49th Street New York NY 10019	Tele #: (212) 310-9500	Approval Date: 3/27/2013 **MIAX Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
INTERACTIVE BROKERS LLC One Pickwick Plaza, 2nd Fl. Greenwich CT 06830	Tele #: (203) 618-5710	Approval Date: 12/7/2012 **MIAX Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
ITG DERIVATIVES LLC 601 S. LaSalle, Ste. 300 Chicago IL 60605	Tele #: (312) 935-0125	Approval Date: 12/7/2012 **MIAX Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW
J.P. MORGAN SECURITIES LLC 383 Madison Avenue New York NY 10179	Tele #: (201) 595-8471	Approval Date: 12/7/2012 **MIAX Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
JEFFERIES LLC 520 Madison Avenue New York NY 10022	Tele #: (212) 284-2300	Approval Date: 9/15/2014 **MIAX Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
KCG AMERICAS LLC 300 Vesey Street New York NY 10282	Tele #: (201) 386-2891	Approval Date: 12/7/2012 **MIAX Membership Activities:** ALL MEMBERSHIPS
MERRILL LYNCH PROFESSIONAL CLEARING CORP. One Bryant Park, 6th Fl. New York NY 10036	Tele #: (646) 743-1295	Approval Date: 12/7/2012 **MIAX Membership Activities:** ELECTRONIC EXCH. MEMBER: CLEARANCE
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORAT One Bryant Park New York NY 10036	Tele #: (212) 449-1000	Approval Date: 12/7/2012 **MIAX Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
MORGAN STANLEY & CO. LLC 1585 Broadway New York NY 10036	Tele #: (212) 761-4000	Approval Date: 12/7/2012 **MIAX Membership Activities:** ALL MEMBERSHIPS
OPTIVER US LLC 130 E. Randolph Street, Ste. 1300 Chicago IL 60601	Tele #: (312) 821-9500	Approval Date: 1/27/2015 **MIAX Membership Activities:** REGULAR MARKET MAKER
PEAK6 CAPITAL MANAGEMENT LLC 141 W. Jackson Blvd., Ste. 500 Chicago IL 60604	Tele #: (312) 444-8700	Approval Date: 7/22/2015 **MIAX Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW

PERSHING LLC				Approval Date: 3/12/2013
1 Pershing Plaza, 10th Fl.				**MIAX Membership Activities:**
Jersey City	NJ	07399	Tele #: (201) 413-2000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
QUANTLAB SECURITIES, LP				Approval Date: 4/7/2015
Three Greenway Plaza				**MIAX Membership Activities:**
Houston	TX	77046	Tele #: (713) 333-5440	ELECTRONIC EXCH. MEMBER: ORDER FLOW
SIMPLEX TRADING, LLC				Approval Date: 9/20/2013
230 So. LaSalle St., Ste. 4-100				**MIAX Membership Activities:**
Chicago	IL	60604	Tele #: (312) 360-2440	ELECTRONIC EXCH. MEMBER: ORDER FLOW
SUSQUEHANNA INVESTMENT GROUP				Approval Date: 11/23/2016
401 City Avenue, Ste. 201				**MIAX Membership Activities:**
Bala Cynwyd	PA	19004	Tele #: (610) 617-2600	REGULAR MARKET MAKER
SUSQUEHANNA SECURITIES				Approval Date: 12/7/2012
401 City Avenue, Ste. 220				**MIAX Membership Activities:**
Bala Cynwyd	PA	19004	Tele #: (610) 617-2600	PRIMARY LEAD & LEAD MARKET MAKER
TIMBER HILL LLC				Approval Date: 12/7/2012
One Pickwick Plaza, Ste. 200				**MIAX Membership Activities:**
Greenwich	CT	06830	Tele #: (203) 618-5800	ALL MARKET MAKER CLASSES/EEM: CLEARANCE
UBS SECURITIES LLC				Approval Date: 12/7/2012
1285 Avenue of the Americas				**MIAX Membership Activities:**
New York	NY	10019	Tele #: (203) 719-3000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
VOLANT LIQUIDITY, LLC				Approval Date: 5/31/2013
250 Vesey Street, Ste. 2601				**MIAX Membership Activities:**
New York	NY	10281	Tele #: (646) 484-3000	ALL MARKET MAKER CLASSES/EEM: ORDER FLOW
WALLEYE TRADING LLC				Approval Date: 5/13/2015
2800 Niagara Lane North				**MIAX Membership Activities:**
Plymouth	MN	55447	Tele #: (952) 345-6611	REGULAR MARKET MAKER/EEM: ORDER FLOW
WEDBUSH SECURITIES INC.				Approval Date: 12/7/2012
1000 Wilshire Boulevard, Suite 900				**MIAX Membership Activities:**
Los Angeles	CA	90017	Tele #: (213) 688-8090	ELECTRONIC EXCH. MEMBER: CLEARANCE
WELLS FARGO SECURITIES, LLC				Approval Date: 4/11/2014
550 South Tryon Street, 6th Floor				**MIAX Membership Activities:**
Charlotte	NC	28202	Tele #: (704) 715-6133	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
WOLVERINE EXECUTION SERVICES, LLC				Approval Date: 12/7/2012
175 W. Jackson Blvd., Ste. 200				**MIAX Membership Activities:**
Chicago	IL	60604	Tele #: (312) 884-4000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
WOLVERINE TRADING, LLC				Approval Date: 12/7/2012
175 W. Jackson Blvd., Ste. 200				**MIAX Membership Activities:**
Chicago	IL	60604	Tele #: (312) 884-3490	PRIMARY LEAD & LEAD MARKET MAKER